

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-mail
John H. Weber
Chief Executive Officer
Remy International, Inc.
600 Corporation Drive
Pendleton, IN 46064

> **Re: Remy International, Inc.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-173081**

Dear Mr. Weber:

We have reviewed your response to our letter dated March 27, 2012 and have the following additional comments. Please note that page references refer to the marked version of your filing provided by counsel.

Our Strategy, page 6

1. We note your response to prior comment 1. Please revise the first paragraph on page 7 to clarify that net sales in the hybrid electric motor market accounted for 2% of your sales in 2011.

Other

2. Please file an updated consent letter from your auditor.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director